Bonanza

American Bonanza Gold Mining Corp.
Management’s Discussion and Analysis

General

The following discussion of performance, financial condition and analysis should be read in conjunction with the Audited Consolidated Financial Statements of American Bonanza Gold Mining Corp. (the “Corporation”) and the notes thereto for the years ended December 31, 2003 and 2002 and the Unaudited Consolidated Financial Statements for the three months ended March 31, 2004.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties primarily located in the Great Basin of the American Southwest. The Copperstone gold project in Arizona, USA is currently the subject of a significant development drilling program with the objective of identifying sufficient measured and indicated resources to justify an underground, high-grade gold mine.

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements.

Overview of Performance

The Corporation’s financial condition continues to improve with the Corporation’s working capital increasing from $13,089,684 to $14,052,911 at March 31, 2004. This increase was primarily attributed to warrant exercises in the current period. The loss for the three months ended March 31, 2004 was $141,737 or nil per share compared with a net loss of $33,232 or nil per share for the comparable period in 2003.

The Corporation’s current development program at Copperstone is estimated to require up to $8 million ($800,983 incurred in the current period) of the Corporation’s current working capital to achieve a production decision on the Copperstone gold project during 2005. The current work programs at Copperstone fall into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource category. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

The next stage of evaluation will be comprised of work programs required to complete a bankable feasibility study. This work will be based on reserves and measured and indicated resources, and will focus on metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs. Current programs of underground and surface drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data describing the reserves and resources. Following completion of this work, if the results warrant, the Corporation will be obtaining an updated independent technical report in accordance with Canadian National Policy 43-101 and will make a production decision for Copperstone.

Selected Information

The following table sets forth selected consolidated financial information of the Corporation for, and as of the end of, each of the last three fiscal years ended December 31, 2003 and the three month period ending March 31, 2004. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation.

	March 31,	December 31,
	2004	2003	2002	2001
	(Unaudited)
	$	$	$	$
Net loss	141,737	605,214	485,054	1,083,622
Net loss per share	0.00	0.01	0.01	0.02
Total cash and cash equivalents	14,115,881	13,406,295	1,616,691	12,968
Working capital (deficiency)	14,052,911	13,089,684	105,622	(1,222,858)
Total debt	Nil	Nil	1,722,131	Nil
Total assets	26,930,402	25,006,389	10,659,685	6,158,121
Shareholders’equity	26,316,477	24,202,178	7,696,078	4,593,641

Results of Operations

For the three months ended March 31, 2004, the Corporation had a net loss of $141,737 or nil per share compared with a net loss of $33,232 or nil per share in 2003. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures.

General and administrative expenditures increased to $124,973 from $92,621 in the comparable period which was the direct result of increased personnel costs and public company expenses. Increased activity also contributed to $17,200 in business development related expenditures associated with the continual review of various corporate development opportunities. Public company expenses increased from $17,602 to $34,799 as a direct result the Corporation’s investor relations initiatives in the period.

Exploration expenditures reflecting those amounts not directly capitalized to mineral properties increased from $22,425 in 2002 to $72,499 in the comparable period which continue to reflect increased activity relating to ongoing project evaluations, investigation and acquisition. The Corporation continues to conduct project evaluations using its exploration technology which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the period also includes all costs associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Summary of Quarterly Results

Selected consolidated financial information for the most recently completely quarters of fiscal 2004, 2003 and 2002 are as follows:

	2004		2003				2002
Three months
ended	Mar.	Mar.	Jun.	Sept.	Dec.	Mar.	Jun.	Sept.	Dec.
	$	$	$	$	$	$	$	$	$
Revenue	84,010	Nil	2,159	32,187	118,253	Nil	Nil	Nil	Nil
Net loss	141,737	33,232	240,939	156,506	174,537	55,478	67,131	194,123	168,322
Net loss per share	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.01

Liquidity and Capital Resources

The Corporation’s working capital as at March 31, 2004 was $14,052,911 compared with a working capital position of $13,089,684 as at December 31, 2003. The increase in working capital was primarily attributed to net proceeds of $2,256,036 from warrant exercises in the period net of development expenditures at Copperstone totaling $800,983 and exploration expenditures at the Gold Bar and the Corporation’s other exploration projects totaling $353,263.

During the period the Corporation continued its underground and surface exploration and development programs at the Copperstone project. A substantial detailed underground and surface drilling program is currently underway. It is anticipated that the extensive drilling from underground will locate and define the grade profile of the Copperstone Fault in the D-Zone, will provide reserve-level detailed data, and will assist in the design of future underground working and stopes. Total development and exploration expenditures during the period totaled $800,983 or $3,314,503 (December 31, 2003 -$2,513,520) since the Copperstone development program began in 2002.

As at March 31, 2004, the Corporation had cash of $14,115,881 compared to $13,406,295 as at December 31, 2003. In management’s opinion the Corporation’s current cash and working capital position as at March 31, 2004 will provide adequate funding for purposes of accelerating the Copperstone project, if results warrant, towards a bankable feasibility and to conduct further exploration programs on Gold Bar, Pamlico and its other projects. The current work program at Copperstone falls into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource categories. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated recoverable value on its mineral properties. The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored and developed that ultimately achieve commercial production. At present, none the Corporation’s properties have a known body of commercial ore.

The Corporation’s estimated recoverable value on its mineral projects is based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these assumption are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Change in Accounting Policy

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants standard on stock-based compensation. Under this standard the Corporation is required to expense over the vesting period the fair value of stock options at the date of grant. As permitted by this standard the Corporation applied this change retroactively, without restatement, for options granted on or after January 1, 2002. As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $2,874,967 relating to stock options granted since January 1, 2002 with a corresponding increase to contributed surplus. For the three months ended March 31, 2004, no stock-based compensation expense was recorded as there were no stock options granted in the period.

Prior to January 1, 2004, no stock-based compensation expense was recognized when stock options were issued to employees or directors but pro forma disclosure was provided as if these grants were accounted for using the fair value method for stock options granted after January 1, 2002.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company’s financial condition and results of operations is currently its cash and cash equivalents, a substantial portion of which relate to the Corporation’s equity financings completed in 2003 and related warrant exercises during the current period. A significant portion of the Corporation’s cash balance is invested in short-term investments.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the Great Basin and the American Southwest for purposes of the identifying, acquiring, exploring and developing high-grade precious metals properties. The Corporation will also continue to use its exploration technology which represents a sophisticated merger of comprehensive data, geological analysis, and software which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. In management’s opinion this technology will be the catalyst for future corporate growth.

As a mining company in the development stage the future liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital will be sufficient for funding its planned exploration and development expenditures in 2004 on the Copperstone project, achieving its exploration initiatives on its other exploration projects and meeting its ongoing obligations as they become due.